ARLS

9/30/03



# General Employment

ENTERPRISES INC



# 2003 Annual Report

**General Employment Enterprises, Inc.** and its wholly-owned subsidiary, Triad Personnel Services, Inc., provide professional staffing services through a network of 22 branch offices located in 11 states. The Company specializes in information technology, accounting and engineering placements and offers its clients a choice of three staffing options — contracting for the services of the Company's employees who are placed on temporary contract assignments at clients' premises; hiring the Company's contract employees as their own regular full-time employees through the Company's contract-to-hire option; or filling their openings for regular full-time positions with candidates who have been recruited and referred by the Company.

The Company's offices operate under the trade names General Employment, Omni One, Business Management Personnel, Triad Personnel or Generation Technologies.

For the 2003 fiscal year, the Company derived approximately 71% of its revenues from contract services and 29% from placement services.

General Employment's shares are traded on the American Stock Exchange under the trading symbol **JOB**.

## *Financial Highlights*

| *(In Thousands, Except Per Share)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | Year Ended September 30 | |
| Net revenues | $18,609 | $20,318 | $31,035 |
| Loss from operations | (3,564) | (4,652) | (2,217) |
| Net loss | (3,506) | (3,214) | (1,066) |
| Net working capital | $ 4,333 | $ 7,038 | $ 9,444 |
| Shareholders' equity | 6,524 | 9,989 | 13,077 |
| Total assets | 8,691 | 11,933 | 15,679 |
| Current ratio | 3.0 | 4.6 | 4.6 |
| Net loss per share – basic and diluted | $ (.68) | $ (.63) | $ (.21) |
| Book value per share | 1.27 | 1.95 | 2.57 |

## *Fellow Shareholders:*

There is no other way to say it. Fiscal 2003 was another disappointing year for General Employment. We experienced our third year of declining revenues, and ended the year with a $3,506,000 loss.

Our business has always been closely tied to the U.S. economy and how the employment market performs. Unfortunately for us, employment activity continued to drag for the third sequential year. Although we didn't expect 2003 to be one of our better years, we had hoped the economy would strengthen enough to stimulate hiring and improve our bottom line. But that just didn't happen. Throughout the year there were signs of improvement in a number of areas, but not for employment and hiring. Many companies continued to eliminate jobs, and those that were adding staff, were doing so on a limited basis.

During the year, we continued to look for ways to trim expenses, further reduce our overhead and conserve as much cash as possible. We were successful in curtailing capital expenditures, reducing advertising costs and lowering compensation expenses. We closed ten underperforming branch offices during the year and made further staff reductions in the field and at corporate headquarters. As a result, we were able to hold our general and administrative expenses at $9,395,000 in 2003, down from $11,304,000 in fiscal 2002, and a substantial improvement from the $13,675,000 in fiscal 2001.

While we were successful in reducing expenses during the year, it is equally important to note that we were able to slow the rate of revenue loss to 8% in fiscal 2003, which was a vast improvement over the 35% revenue decrease in fiscal 2002 and the 22% decrease in fiscal 2001.

On the plus side, we're in good financial shape, with no long-term debt and just under $4,000,000 in cash and short-term investments. Some of our most important assets, however, are our people, and I believe we have some of the best employment professionals in the industry working for us. We have a strong senior management team that is firm in its resolve to return the Company to profitability, and branch offices that are staffed with highly-motivated managers and knowledgeable account executives, recruiters and consultants. Although we have fewer branch offices now, we've been able to maintain a good presence in our marketing areas, and are prepared to quickly take advantage of the anticipated renewal in hiring activity.

Much has been said and written about the impact on businesses of the Sarbanes-Oxley Act of 2002. We're pleased to report that compliance with this sweeping legislation hasn't been a problem for General Employment. That's because your Company has always been conservatively operated and as a result, had already implemented many of the business practices now mandated by Sarbanes-Oxley. For example:

- For over 20 years, independent directors have represented a majority of our Board members.
- Our Audit and Compensation and Stock Option Committees have been composed entirely of outside, independent directors.
- We have always used straightforward financial reporting. We never engaged in reporting "pro forma" or non-GAAP results.
- The Company has never permitted employees to invest in Company stock as a retirement savings option in its 401(k) plan.
- All of our stock option plans have been approved by the shareholders.
- We were a leader in adopting the policy of expensing stock options.

Even though the Company has always followed those "best practices," there have been internal costs associated with compliance with Sarbanes-Oxley, because of the need to document our policies and practices. Shareholders should also know that these costs of compliance will be ongoing and will continue to grow in the future. Just one example is the recent regulation that requires companies to fully document, test, audit and report on their internal controls, a process that will involve additional future expenditures for the Company – both internal and external.

Looking ahead, I'm encouraged by recent news releases, key economic factors and conclusions drawn by some economists that forecast a better outlook and some improvement for the year 2004. We've experienced cyclical downturns before – some have been longer, some shorter – so I'm reserving my judgment until I see an uptick in hiring, especially in information technology and other professional services. There's no way I can predict exactly when General Employment will begin to benefit from the improving economy and emerge from the loss column, but you have my assurances that we will continue to make it our top priority.

Herbert F. Imhoff, Jr.
Chairman of the Board and
Chief Executive Officer

December 17, 2003

# Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company provides placement and contract staffing services for business and industry, specializing in the placement of professional information technology, engineering and accounting professionals. As of September 30, 2003, the Company operated 22 offices located in major metropolitan business centers in 11 states.

### Overview of Operations

The U.S. economic recession of 2001 and its lingering after-effects significantly affected the Company's results of operations during the three years ended September 30, 2003. It was a period of growing unemployment, as the national unemployment rate stood at 6.1% in September 2003, compared with 5.6% in September 2002 and 4.9% in September 2001.

The national employment conditions, particularly in the information technology sector, resulted in weak demand for the Company's employment services. That weakness, together with competitive market conditions, led to fewer full-time placements by the Company and to declining average service fees and billing rates.

To control operating costs, the Company closed ten branch offices during fiscal 2003, five branch offices during fiscal 2002 and seven branches during fiscal 2001 due to unprofitable operations. Additional cost reductions were achieved through actions to switch recruitment advertising from print media to the Internet, and to reduce administrative compensation.

A summary of operating data, expressed as a percentage of consolidated net revenues, is presented below. Percentages may not add due to rounding.

| | Year Ended September 30 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| **Net revenues** | | | |
| Placement services | 29.5 % | 32.4 % | 52.3 % |
| Contract services | 70.5 | 67.6 | 47.7 |
| Net revenues | 100.0 | 100.0 | 100.0 |
| **Operating expenses** | | | |
| Cost of contract services | 48.7 | 44.7 | 31.1 |
| Selling | 19.9 | 22.6 | 32.0 |
| General and administrative | 50.5 | 55.6 | 44.0 |
| Total operating expenses | 119.2 | 122.9 | 107.1 |
| Loss from operations | (19.2)% | (22.9)% | (7.1)% |

### Fiscal 2003 Results of Operations

*Net Revenues*

Consolidated net revenues for the year ended September 30, 2003 were down $1,709,000 (8%) from the prior year. That was due to the combination of a $1,103,000 (17%) decrease in placement service revenues and a $606,000 (4%) decrease in contract service revenues.

Placement service revenues were down for the year because of a 3% decline in the number of placements, together with a 13% decrease in the average placement fee. The decrease in contract service revenues occurred, despite a 7% increase in the number of billable hours, because of an 11% decrease in the average hourly billing rate.

*Operating Expenses*

Total operating expenses for fiscal 2003 were down $2,797,000 (11%) compared with the prior year.

The cost of contract services was down $14,000, as a result of the lower contract service revenues and lower profit margins. Due to competitive market conditions, the gross profit margin on contract services declined 2.9 points to 30.9% for fiscal 2003, compared with 33.8% the prior year.

Selling expenses decreased $874,000 (19%) for the year. Commission expense was down 10% due to the lower placement service revenues, while recruitment advertising expense was 43% lower than the prior year. Selling

## Management's Discussion Continued

expenses represented 19.9% of consolidated net revenues, which was down 2.7 points from the prior year.

General and administrative expenses include provisions for office closings and asset impairment losses totaling $625,000 in 2003 and $401,000 in 2002. Excluding those charges, general and administrative expenses decreased $2,133,000 (20%) for the year. Compensation in the operating divisions decreased 24% due to a reduction in the size of the consulting staff, and administrative compensation was reduced by 18% through a combination of lower headcounts and lower executive compensation rates. Overall, the Company reduced its in-house consulting and administrative staff by 22% from the prior-year level. Office rent and occupancy costs were down 15% for the year, due to the effect of office closings during the current and prior year, and all other general and administrative expenses were down 19%. General and administrative expenses represented 50.5% of consolidated revenues, and that was down 5.1 points from the prior year because expenses declined more sharply than revenues.

*Other Items*
The loss from operations was $3,564,000 for fiscal 2003, which was $1,088,000 (23%) better than the prior year's operating loss of $4,652,000.

Investment income was down $50,000 (46%) for fiscal 2003, due to a combination of lower average funds available for investment and lower average rates of return.

There was no credit for income taxes as a result of the pretax losses in 2003, because the losses must be carried forward for income tax purposes and there was not sufficient assurance that a future tax benefit would be realized. There was an income tax credit of $1,330,000 in fiscal 2002.

As a result, the net loss for the year was $3,506,000, compared with a net loss of $3,214,000 the prior year.

**Fiscal 2002 Results of Operations**

*Net Revenues*
Consolidated net revenues for the year ended September 30, 2002 were down $10,717,000 (35%) from the prior year. That was due to the combination of a $9,626,000 (59%) decrease in placement service revenues and a $1,091,000 (7%) decrease in contract service revenues.

Placement service revenues were down for the year because of a 53% decline in the number of placements, together with a 13% decrease in the average placement fee. The decrease in contract service revenues was the result of a 9% decrease in billable hours, partially offset by a 2% increase in the average hourly billing rate. In April 2001, the Company acquired the assets and business operations of Generation Technologies, Inc. ("GenTech"), a staffing business in Pittsburgh, Pennsylvania specializing in information technology professionals. The Company's results of operations include GenTech for a full year in fiscal 2002 and for six months in fiscal 2001. Excluding GenTech from both years, the Company's contract service revenues decreased $2,334,000 (17%).

*Operating Expenses*
Total operating expenses for fiscal 2002 were down $8,282,000 (25%) compared with the prior year.

The cost of contract services was down $577,000 (6%), as a result of the lower contract service revenues. Due to competitive market conditions, the gross profit margin on contract services declined 1.0 point to 33.8% for fiscal 2002, compared with 34.8% the prior year.

Selling expenses decreased $5,334,000 (54%) for the year. Commission expense was down 61% due to the lower placement service revenues and lower commissionable profits, while recruitment advertising expense was 36% lower than the prior year. Selling expenses represented 22.6% of consolidated net revenues, which was down 9.4 points from the prior year because of the shift in mix of revenues toward contract services.

General and administrative expenses include provisions for office closings and asset impairment losses totaling $401,000 in 2002 and $283,000 in 2001. Excluding those charges, general and administrative expenses decreased

## Management's Discussion Continued

$2,489,000 (19%) for the year. Compensation in the operating divisions decreased 23% due to a reduction in the size of the consulting staff. Office rent and occupancy costs were down 12% for the year, due to the effect of office closings during the current and prior year. Other office operating costs declined 36% due to fewer offices, and bad debt expense was 63% lower due to the lower volume of business and improved collection experience in 2002. All other general and administrative expenses were up 3%. General and administrative expenses represented 55.6% of consolidated revenues, and that was up 11.6 points from the prior year because revenues declined more sharply than expenses.

*Other Items*

The effect of lower revenues resulted in a loss from operations of $4,652,000 for the year, compared with a loss from operations of $2,217,000 for the prior year.

Investment income was down $423,000 (80%) for fiscal 2002, due to a combination of lower average funds available for investment and lower average interest rates.

The effective income tax rate was 29% for the year, compared with 37% for the prior year. The lower effective tax rate in fiscal 2002 resulted from recording a $386,000 valuation allowance to reduce net deferred tax assets to zero. The valuation allowance will be reversed in future periods, as a reduction of the provision for income taxes, if it is determined that the deferred tax assets will be realized, based on future taxable income.

As a result, the net loss for the year was $3,214,000, compared with a net loss of $1,066,000 the prior year.

**Outlook**

The Company's business is highly dependent on national employment trends in general and on the demand for information technology and other professional staff in particular. The demand for the Company's employment services has been adversely affected by the lingering weakness in the employment market caused by economic and political uncertainties that followed the U.S. economic recession and terrorist attacks in 2001.

The Company's current priority is to minimize the impact of the weak labor market, to return the Company to profitability as soon as possible, and to be positioned for growth when the demand for its services improves. Returning the Company to profitability will require a combination of both increasing revenues and reducing costs.

It is not known how long the weakness in the U. S. labor market will continue to have an adverse effect on the Company's operations. Management believes that the Company's placement service revenues will continue at depressed levels until there is an increase in national business spending on computer equipment and software, leading to a rebound in hiring in the technology sector of the economy. The reduced number of branch offices and consulting staff could inhibit the Company's rate of revenue growth when the demand for its services improves in the future.

During the last three fiscal years, management took steps to lower the Company's infrastructure costs, including closing 22 unprofitable branch offices and reducing the in-house consulting and administrative staff by 58%. As a result, the general and administrative expenses for fiscal 2003 were at their lowest level in five years. Moreover, the consolidated statement of operations reflects $509,000 of operating losses of closed branch offices in fiscal 2003, which will not be incurred in future years. Management believes that it has taken all appropriate actions within its control to reduce costs to date, consistent with positioning the Company for the future, and it will continue to evaluate the Company's operations and take appropriate actions to meet the economic challenges ahead.

**Liquidity and Capital Resources**

As of September 30, 2003, the Company had cash and cash equivalents of $3,905,000, which was a decrease of $854,000 from the prior year. Net working capital at September 30, 2003 was $4,333,000, which was a decrease of $2,705,000 from the prior year, and the current ratio was 3.0 to 1. The Company had no long-term debt. Shareholders' equity as of September 30, 2003 was $6,524,000, which represented 75% of total assets.

## Management's Discussion Continued

During the year ended September 30, 2003, the net cash used by operating activities was $728,000, as the $3,506,000 net loss for the year was partially offset by depreciation and other non-cash expenses of $927,000. Income tax refunds provided $1,483,000, and all other working capital items provided $368,000. As part of the Company's cash conservation measures, capital expenditures were limited to $107,000 for the year, and there were no cash dividends paid.

As of September 30, 2002, the Company had recorded the income tax benefit of all available loss carrybacks. As of September 30, 2003, there were approximately $2,900,000 of losses available to reduce federal taxable income in future years through 2023, and there were approximately $5,800,000 of losses available to reduce state and local taxable income in future years, expiring from 2005 through 2023.

The Company's primary source of liquidity is normally from its operating activities. Despite recent losses, management believes that existing cash and securities will be adequate to finance current operations for the foreseeable future. Nevertheless, if operating losses were to continue indefinitely, or if the Company's business were to deteriorate further, such losses would have a material, adverse effect on the Company's financial condition. External sources of funding are not likely to be available to support continuing losses.

### Contractual Obligations

As of September 30, 2003, the Company's contractual obligations were as follows:

| *(In Thousands)* | 2004 | 2005 | 2006 |
|---|---|---|---|
| **Payments due by period** | | | |
| Operating lease obligations | $1,524 | $1,273 | $395 |

The above amounts include operating lease obligations for closed offices. The Company had no long-term debt, capital lease obligations, purchase commitments or other long-term liabilities as of September 30, 2003.

### Off-Balance Sheet Arrangements

As of September 30, 2003, and during the three years then ended, there were no transactions, agreements or other contractual arrangements to which an unconsolidated entity was a party, under which the Company (a) had any direct or contingent obligation under a guarantee contract, derivative instrument or variable interest in the unconsolidated entity, or (b) had a retained or contingent interest in assets transferred to the unconsolidated entity.

### Critical Accounting Policies

The following accounting policies are considered by management to be "critical" because of the judgments and uncertainties affecting the application of these policies and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

*Income Taxes*
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future.

*Accounts Receivable Allowances*
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances reflect management's estimate of potential losses inherent in the accounts receivable balances, based on historical loss statistics.

*Property and Equipment*
Furniture, fixtures and equipment are stated at cost. The Company provides for depreciation on a straight-line basis over estimated useful lives of five years for

## Management's Discussion Concluded

computer equipment and two to ten years for office equipment, furniture and fixtures. The Company capitalizes computer software purchased or developed for internal use, and amortizes it over an estimated useful life of five years.

The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value.

As of October 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes accounting standards for the recognition and measurement of the impairment of long-lived assets. The adoption of this new statement did not have a significant effect on the Company's financial position as of September 30, 2003 or on the results of operations for the year then ended.

*Business Combinations and Goodwill*
Business combinations are recorded by using the purchase method of accounting, whereby the excess of the cost over the identifiable net assets acquired is allocated to goodwill.

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of October 1, 2002. In accordance with the statement, the Company performed a transitional impairment test and determined that there was no impairment of goodwill as of October 1, 2002. Pursuant to Statement No. 142, an annual impairment test is performed, under which the estimated fair value of goodwill is compared with its carrying value.

For years ended on and before September 30, 2002, goodwill was being amortized on a straight-line basis over forty years.

### Forward-Looking Statements

As a matter of policy, the Company does not provide forecasts of future financial performance. However, the Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in press announcements, reports to shareholders and filings with the Securities and Exchange Commission. All statements which address expectations about future operating performance and cash flows, future events and business developments, and future economic conditions are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's then-current expectations and assumptions. Actual outcomes could differ significantly. The Company and its representatives do not assume any obligation to provide updated information.

Some of the factors that could affect the Company's future performance include, but are not limited to, general business conditions, the demand for the Company's services, competitive market pressures, the ability of the Company to attract and retain qualified personnel for regular full-time placement and contract project assignments, and the ability to attract and retain qualified corporate and branch management.

### Quantitative and Qualitative Disclosures About Market Risk

The Company was not exposed to material market risks as of September 30, 2003.

## Consolidated Statement of Operations

| | Year Ended September 30 | | |
|---|---|---|---|
| *(In Thousands, Except Per Share)* | 2003 | 2002 | 2001 |
| **Net revenues** | | | |
| Placement services | $ 5,488 | $ 6,591 | $16,217 |
| Contract services | 13,121 | 13,727 | 14,818 |
| Net revenues | 18,609 | 20,318 | 31,035 |
| **Operating expenses** | | | |
| Cost of contract services | 9,068 | 9,082 | 9,659 |
| Selling | 3,710 | 4,584 | 9,918 |
| General and administrative | 9,395 | 11,304 | 13,675 |
| Total operating expenses | 22,173 | 24,970 | 33,252 |
| Loss from operations | (3,564) | (4,652) | (2,217) |
| Investment income | 58 | 108 | 531 |
| Loss before income taxes | (3,506) | (4,544) | (1,686) |
| Credit for income taxes | — | (1,330) | (620) |
| Net loss | $(3,506) | $(3,214) | $(1,066) |
| Net loss per share – basic and diluted | $ (.68) | $ (.63) | $ (.21) |
| Average number of shares – basic and diluted | 5,121 | 5,116 | 5,087 |

*See notes to consolidated financial statements.*

## Consolidated Balance Sheet

| *(In Thousands)* | As of September 30 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 3,905 | $ 4,759 |
| Accounts receivable, less allowances (2003 – $ 238; 2002 – $312) | 2,095 | 2,255 |
| Income tax refunds receivable | 57 | 1,540 |
| Other current assets | 443 | 428 |
| Total current assets | 6,500 | 8,982 |
| **Property and equipment** | | |
| Furniture, fixtures and equipment | 5,037 | 6,575 |
| Accumulated depreciation and amortization | (3,934) | (4,693) |
| Net property and equipment | 1,103 | 1,882 |
| Goodwill | 1,088 | 1,069 |
| Total assets | $ 8,691 | $11,933 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | $ 237 | $ 235 |
| Accrued compensation and payroll taxes | 1,054 | 1,030 |
| Other current liabilities | 876 | 679 |
| Total current liabilities | 2,167 | 1,944 |
| **Shareholders' equity** | | |
| Preferred stock; authorized – 100 shares; issued and outstanding – none | — | — |
| Common stock, no-par value; authorized – 20,000 shares; issued and outstanding – 5,121 shares | 51 | 51 |
| Capital in excess of stated value of shares | 4,736 | 4,695 |
| Retained earnings | 1,737 | 5,243 |
| Total shareholders' equity | 6,524 | 9,989 |
| Total liabilities and shareholders' equity | $ 8,691 | $11,933 |

*See notes to consolidated financial statements.*

## Consolidated Statement of Cash Flows

| *(In Thousands)* | 2003 | Year Ended September 30 2002 | 2001 |
|---|---|---|---|
| **Operating activities** | | | |
| Net loss | $(3,506) | $(3,214) | $(1,066) |
| Depreciation and amortization | 850 | 854 | 857 |
| Other noncurrent items | 77 | 138 | 22 |
| Changes in current assets and current liabilities, net of effects from acquisition in 2001: | | | |
| Accounts receivable | 160 | 430 | 1,989 |
| Income tax refunds receivable | 1,483 | (592) | (948) |
| Accrued compensation and payroll taxes | 24 | (723) | (2,038) |
| Other, net | 184 | 262 | (231) |
| Net cash used by operating activities | (728) | (2,845) | (1,415) |
| **Investing activities** | | | |
| Acquisition of property and equipment | (107) | (17) | (733) |
| Acquisition of Generation Technologies, Inc. | (19) | (207) | (1,523) |
| Maturities of short-term investments | — | 500 | 5,000 |
| Net cash provided (used) by investing activities | (126) | 276 | 2,744 |
| **Financing activities** | | | |
| Exercises of stock options | — | 35 | — |
| Cash dividends paid | — | — | (1,272) |
| Net cash provided (used) by financing activities | — | 35 | (1,272) |
| Increase (decrease) in cash and cash equivalents | (854) | (2,534) | 57 |
| Cash and cash equivalents at beginning of year | 4,759 | 7,293 | 7,236 |
| Cash and cash equivalents at end of year | $ 3,905 | $ 4,759 | $ 7,293 |

*See notes to consolidated financial statements.*

## Consolidated Statement of Shareholders' Equity

| | Year Ended September 30 | | |
|---|---|---|---|
| *(In Thousands, Except Per Share)* | 2003 | 2002 | 2001 |
| **Common shares outstanding** | | | |
| Number at beginning of year | 5,121 | 5,087 | 5,087 |
| Exercises of stock options | — | 34 | — |
| Number at end of year | 5,121 | 5,121 | 5,087 |
| **Common stock** | | | |
| Balance at beginning and end of year | $ 51 | $ 51 | $ 51 |
| **Capital in excess of stated value** | | | |
| Balance at beginning of year | $ 4,695 | $ 4,569 | $ 4,569 |
| Stock option expense | 41 | 91 | — |
| Exercises of stock options | — | 35 | — |
| Balance at end of year | $ 4,736 | $ 4,695 | $ 4,569 |
| **Retained earnings** | | | |
| Balance at beginning of year | $ 5,243 | $ 8,457 | $ 9,523 |
| Net loss | (3,506) | (3,214) | (1,066) |
| Balance at end of year | $ 1,737 | $ 5,243 | $ 8,457 |

*See notes to consolidated financial statements.*

## *Notes to Consolidated Financial Statements*

**The Company**

General Employment Enterprises, Inc. (the "Company") and its wholly-owned subsidiary, Triad Personnel Services, Inc., operate in one industry segment, providing staffing services through a network of branch offices located in major metropolitan areas throughout the United States. The Company specializes in providing information technology, engineering and accounting professionals to clients on either a regular placement basis or a temporary contract basis. The Company has a diverse customer base, and no single customer accounted for more than 5% of its revenues during any of the last three fiscal years.

**Significant Accounting Policies and Estimates**

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The more significant accounting policies that are followed by the Company are summarized below.

*Principles of Consolidation*
The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation.

*Estimates and Assumptions*
Management makes estimates and assumptions that can affect the amounts of assets and liabilities reported as of the date of the financial statements, as well as the amounts of reported revenues and expenses during the periods presented. These estimates and assumptions typically involve expectations about events to occur subsequent to the balance sheet date, and it is possible that actual results could ultimately differ from those estimates. If significant differences were to occur in a subsequent period, the Company would recognize those differences when they became known. Significant matters requiring the use of estimates and assumptions include deferred income tax valuation allowances, accounts receivable allowances, impairment of property and equipment, and impairment of goodwill. Management believes that its estimates and assumptions are reasonable, based on information that is available at the time they are made.

*Revenue Recognition*
Placement service revenues are recognized when applicants accept offers of employment, less a provision for estimated losses due to applicants not remaining employed for the Company's guarantee period. Contract service revenues are recognized when services are rendered.

*Cost of Contract Services*
The cost of contract services includes the wages and the related payroll taxes and benefits of contract workers.

*Income Taxes*
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future.

*Net Income Per Share*
Basic net income per share is based on the average number of common shares outstanding. Diluted net income per share is based on the average number of common shares and the dilutive effect of stock options.

*Cash Equivalents*
Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. The Company classifies its cash equivalents individually when purchased as either available-for-sale or held-to-maturity securities.

*Accounts Receivable Allowances*
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to

## Notes Continued

applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances together reflect management's estimate of the potential losses inherent in the accounts receivable balances, based on historical loss statistics.

*Property and Equipment*
Furniture, fixtures and equipment are stated at cost. The Company provides for depreciation on a straight-line basis over estimated useful lives of five years for computer equipment and two to ten years for office equipment, furniture and fixtures. The Company capitalizes computer software purchased or developed for internal use, and amortizes it over an estimated useful life of five years.

The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value.

As of October 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes accounting standards for the recognition and measurement of the impairment of long-lived assets. The adoption of this new statement did not have a significant effect on the Company's financial position as of September 30, 2003 or on the results of operations for the year then ended.

*Business Combinations and Goodwill*
Business combinations are recorded by using the purchase method of accounting, whereby the excess of the cost over the identifiable net assets acquired is allocated to goodwill.

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of October 1, 2002. In accordance with the statement, the Company performed a transitional impairment test and determined that there was no impairment of goodwill as of October 1, 2002.

Pursuant to Statement No. 142, an annual impairment test is performed, under which the estimated fair value of goodwill is compared with its carrying value.

For years ended on and before September 30, 2002, goodwill was being amortized on a straight-line basis over forty years.

*Disposal Activities*
A liability is recorded for the cost of exit or disposal activities in the period when the liability is incurred.

*Stock Options*
As of October 1, 2001, the Company adopted the policy of recording compensation expense for the fair value of stock options issued to employees, under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Compensation expense under this statement is measured as the estimated fair value of the stock options on the date of grant, and the expense is amortized over the vesting periods. Prior years have not been restated to reflect this method of accounting.

For years ended on and before September 30, 2001, the Company did not record compensation expense when stock options were granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant, in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Had the Company recorded compensation expense for stock options granted in previous years, and allocated the expense over their vesting periods, the effect on the 2003 and 2002 results of operations would have been insignificant, and the Company's pro forma results of operations in fiscal 2001 would have been as follows:

| *(In Thousands, Except Per Share)* | 2001 |
|---|---|
| Net loss, as reported | $(1,066) |
| Stock-based compensation expense, net of tax | 62 |
| Net loss, pro forma | $(1,128) |
| **Net loss per share – basic and diluted** | |
| As reported | $ (.21) |
| Pro forma | $ (.22) |

## Notes Continued

### Acquisition

In 2001, the Company completed a transaction to purchase substantially all of the assets and business operations of Generation Technologies, Inc. ("GenTech"), a staffing business in Pittsburgh, Pennsylvania, specializing in information technology professionals. The assets acquired include the business operations, company name, customer lists, interests in office space and equipment, accounts receivable and goodwill.

The purchase price was established as an initial cash payment to the seller and three annual cash payments to be equal to a multiple of the respective year's annual earnings, as defined. The initial cost of the acquisition was $1,523,000, of which $624,000 was allocated to the net assets acquired and $899,000 was allocated to goodwill. In 2002, the Company made the first annual payment in the amount of $207,000 and recorded it as additional goodwill. In 2003, the Company made the second annual payment in the amount of $19,000 and recorded it as additional goodwill.

Based on tests performed using discounted cash flow analysis and multiple of earnings techniques, there was no impairment of goodwill during 2003.

Goodwill amortization expense was $25,000 for the year ended September 30, 2002 and $11,000 for the year ended September 30, 2001. Accumulated amortization of goodwill was $36,000 as of September 30, 2002.

The results of GenTech's operations are included in the Company's financial statements for periods subsequent to the date of acquisition. The unaudited pro forma results of operations presented below assume that the acquisition had occurred at the beginning of fiscal 2001:

| *(In Thousands, Except Per Share)* | 2001 |
|---|---|
| Net revenues | $32,894 |
| Net loss | (936) |
| Net loss per share – basic and diluted | (.18) |

This information is presented for informational purposes only. It is not necessarily indicative of the results that would have been achieved had the acquisition taken place at the beginning of fiscal 2001 or of future results of operations.

### Cash and Cash Equivalents

The Company's primary objective for its investment portfolio is to provide maximum protection of principal and high liquidity. By investing in high-quality securities having relatively short maturity periods, or in money market mutual funds having similar objectives, the Company reduces its exposure to the risks associated with interest rate fluctuations. Investments in securities of corporate issuers are rated A2 and P2 or better. A summary of cash and cash equivalents as of September 30 is as follows:

| *(In Thousands)* | 2003 | 2002 |
|---|---|---|
| Cash | $1,176 | $1,180 |
| Money market funds | 2,729 | 408 |
| Commercial paper | — | 3,171 |
| Total cash and cash equivalents | $3,905 | $4,759 |

All cash equivalents held as of September 30, 2003 were classified as available-for-sale securities. Amortized cost approximated market value for all investments, and unrealized gains and losses were not significant.

### Income Taxes

The components of the credit for income taxes are as follows:

| *(In Thousands)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Current tax credit** | | | |
| U.S. federal | $ — | $(1,382) | $(491) |
| State and local | — | (58) | (101) |
| Total current tax credit | — | (1,440) | (592) |
| **Deferred tax provision (credit) related to** | | | |
| Temporary differences | (217) | (144) | 39 |
| Loss carryforwards | (1,063) | (132) | (67) |
| Valuation allowances | 1,280 | 386 | — |
| Total deferred tax provision (credit) | — | 110 | (28) |
| Credit for income taxes | $ — | $(1,330) | $(620) |

## Notes Continued

The differences between income taxes calculated at the 34% statutory U.S. federal income tax rate and the Company's credit for income taxes are as follows:

| *(In Thousands)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| Income tax credit at statutory federal tax rate | $(1,192) | $(1,545) | $(573) |
| Federal valuation allowance | 1,186 | 166 | — |
| State income taxes, including state valuation allowance, less federal effect | — | 33 | (69) |
| Other | 6 | 16 | 22 |
| Credit for income taxes | $ — | $(1,330) | $(620) |

The net deferred income tax asset balance as of September 30 related to the following:

| *(In Thousands)* | 2003 | 2002 |
|---|---|---|
| Accrued and deferred rent | $ 276 | $ 188 |
| Accrued compensation | 156 | 124 |
| Depreciation and amortization | (84) | (196) |
| Other expenses | 56 | 71 |
| Net operating loss carryforwards | 1,262 | 199 |
| Valuation allowance | (1,666) | (386) |
| Net deferred income tax asset | $ — | $ — |

The Company received income tax refunds of $1,467,000 in 2003 and $950,000 in 2002. The Company made income tax payments of $26,000 in 2003, $57,000 in 2002 and $423,000 in 2001.

There was no credit for income taxes as a result of the pretax losses in fiscal 2003, because the losses must be carried forward for income tax purposes and there was not sufficient assurance that a future tax benefit would be realized. For federal income tax purposes, and for certain states, the tax losses incurred in fiscal 2002 and fiscal 2001 were carried back, and the Company recorded the benefit of the resulting tax refunds. As of September 30, 2002, the Company had recorded the tax benefit of all available loss carrybacks. As of September 30, 2003, there were approximately $2,900,000 of losses available to reduce federal taxable income in future years through 2023, and there were approximately $5,800,000 of losses available to reduce state and local taxable income in future years, expiring from 2005 through 2023.

### Property and Equipment

Property and equipment, at cost, comprised the following as of September 30:

| *(In Thousands)* | 2003 | 2002 |
|---|---|---|
| Computer equipment and software | $3,014 | $3,830 |
| Office equipment, furniture and fixtures | 2,023 | 2,745 |
| Total property and equipment, at cost | $5,037 | $6,575 |

Due to the closing of branch offices in recent years, the Company identified certain idle office furniture and equipment that were not likely to be returned to service before the end of their estimated useful lives. Based on the estimated fair value of that furniture and equipment, the Company recorded an impairment loss, included in general and administrative expenses, of $177,000 in 2003 and $56,000 in 2002.

### Office Closings

The Company closed ten branch offices during fiscal 2003, five branch offices during fiscal 2002 and seven branch offices during fiscal 2001 due to unprofitable operations, and recorded a provision, included in general and administrative expenses, of $448,000 in 2003, $345,000 in 2002 and $283,000 in 2001 covering the future lease obligations of those offices. The rent liability, included in other current liabilities, was as follows as of September 30:

| *(In Thousands)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| Balance at beginning of year | $ 388 | $120 | $ — |
| Provision for office closings | 448 | 345 | 283 |
| Payments | (179) | (77) | (163) |
| Balance at end of year | $ 657 | $388 | $ 120 |

## Notes Continued

The combined net revenues and the combined loss from operations of all offices that were closed as of September 30, 2003, included in the consolidated statement of operations, were as follows:

| *(In Thousands)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net revenues | $ 1,080 | $ 2,085 | $ 5,971 |
| Loss from operations | (509) | (1,105) | (1,535) |

### Lease Obligations

The Company leases space for all of its branch offices, which are located either in downtown or suburban metropolitan business centers, and space for its corporate headquarters. Established branch offices are generally leased over periods from two to five years, and the corporate headquarters lease expires in 2006. Certain lease agreements provide for increased rental payments contingent upon future increases in real estate taxes, building maintenance costs and the cost of living index. Rent expense was $1,623,000 in 2003, $1,848,000 in 2002 and $1,997,000 in 2001.

As of September 30, 2003, future minimum lease payments under lease agreements having initial terms in excess of one year, including the closed offices, were: 2004 - $1,524,000, 2005 - $1,273,000 and 2006 - $395,000.

### Retirement Plans

The Company has a 401(k) retirement plan in which all full-time employees may participate after one year of service. Under the plan, eligible participants may contribute a portion of their earnings to a trust, and the Company makes matching contributions, subject to certain limitations. As of January 1, 2002, the Company adopted a deferred compensation plan for certain officers. Under the plan, the Company contributes a percentage of each participant's earnings to a trust under a defined contribution arrangement. The participants direct the investments of the trust, and the Company does not guarantee investment performance. Participant account balances are payable upon retirement or termination from the Company, subject to certain vesting requirements. The total cost of retirement plans was $134,000 in 2003, $108,000 in 2002 and $101,000 in 2001.

### Stock Options

The Company has stock option plans that were approved by the shareholders for directors, officers and employees. As of September 30, 2003, there were stock options outstanding under the Company's 1999 Stock Option Plan, 1997 Stock Option Plan and 1995 Stock Option Plan. Under these plans, incentive or non-statutory stock options may be granted to officers and employees, and they may be exercisable for up to ten years. Outside directors were automatically granted non-statutory options to purchase specified numbers of shares under the terms of the plans. The Compensation and Stock Option Committee of the Board of Directors, which has the authority to select the employees and to determine the terms of each option granted, administers the plans.

In 2002, the Company completed a tender offer to exchange outstanding stock options having an exercise price of $3.00 per share or more for new options having an exercise price equal to the fair market value on the date of grant. Options to purchase 581,000 shares of the Company's common stock were tendered and were accepted by the Company for cancellation, and options to purchase 432,000 shares were issued.

A summary of stock option activity is as follows:

| *(Number of Shares in Thousands)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Number of shares outstanding** | | | |
| Beginning of year | 574 | 877 | 719 |
| Granted | — | 485 | 215 |
| Exercised | — | (34) | — |
| Terminated | (22) | (754) | (57) |
| End of year | 552 | 574 | 877 |
| Number of shares exercisable at end of year | 304 | 312 | 776 |
| Number of shares available for grant at end of year | 327 | 305 | 36 |
| **Weighted average option prices per share** | | | |
| Granted during the year | $ — | $ .91 | $3.03 |
| Exercised during the year | — | .78 | — |
| Terminated during the year | 6.15 | 5.21 | 4.68 |
| Outstanding at end of year | 1.10 | 1.29 | 4.86 |
| Exercisable at end of year | 1.20 | 1.47 | 5.04 |

## Notes Concluded

Stock options outstanding as of September 30, 2003 had exercise prices ranging from $.86 per share to $2.46 per share, as follows (number of shares in thousands):

| Range of Exercise Prices | Number Outstanding | Number Exercisable | Weighted Average Price | Average Remaining Life (Years) |
|---|---|---|---|---|
| Under $1.00 | 431 | 228 | $ .86 | 9 |
| $1.00 to $3.00 | 121 | 76 | 1.94 | 8 |

The Company adopted the policy of expensing the fair value of stock option awards as of October 1, 2001, applicable to all awards granted on or after that date. Stock option expense was $41,000 in 2003 and $91,000 in 2002.

Stock option expense was calculated using the Black-Scholes option-pricing model to determine the estimated fair value of options granted, and using the following assumptions:

| | 2002 | 2001 |
|---|---|---|
| Weighted average estimated fair value per share of stock options granted | $ .33 | $ .99 |
| Expected option life (years) | 4.00 | 3.00 |
| Stock price volatility | 42% | 40% |
| Risk-free interest rate | 2.6% | 5.1% |
| Dividend yield | — % | — % |

### Shareholder Rights Plan

On February 4, 2000, the Company adopted a shareholder rights plan, and the Board of Directors declared a dividend of one share purchase right for each share of outstanding common stock.

The rights will become exercisable if any person or affiliated group (other than certain "grandfathered" shareholders) acquires, or offers to acquire, 10% or more of the Company's outstanding common shares. Each exercisable right entitles the holder (other than the acquiring person or group) to purchase, at a price of $21.50 per share, common stock of the Company having a market value equal to two times the purchase price. The purchase price and the number of common shares issuable on exercise of the rights are subject to adjustment in accordance with customary anti-dilution provisions.

The Board of Directors may authorize the Company to redeem the rights at a price of $.01 per right at any time before they become exercisable. After the rights become exercisable, the Board of Directors may authorize the Company to exchange any unexercised rights at the rate of one share of common stock for each right. The rights are nonvoting and will expire on February 22, 2010.

### Severance Arrangements

The Company has an employment agreement with the chief executive officer that provides for the continuation of salary and benefits for a period of three years following the officer's termination of employment by the Company for any reason other than "cause." The Company also has arrangements covering certain other officers and key employees that would become effective if their employment terminated under certain conditions following a change in control of the Company. Under these circumstances, the Company would be obligated to continue salary for a period of one year in certain cases, to make lump sum payments ranging from $20,000 to $50,000 in other cases, and to provide continued welfare plan benefits for up to two years. As of September 30, 2003, the potential, aggregate obligation under these arrangements, if all such officers and employees were terminated, was approximately $2,800,000.

## Report of Independent Auditors

**To the Board of Directors and Shareholders**
General Employment Enterprises, Inc.
Oakbrook Terrace, Illinois

We have audited the accompanying consolidated balance sheet of General Employment Enterprises, Inc. and subsidiary as of September 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Employment Enterprises, Inc. and subsidiary at September 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
November 7, 2003

## *Selected Quarterly Financial Data and Market Information*

| *(In Thousands, Except Per Share)* | Fiscal 2003 Fourth Quarter | Fiscal 2003 Third Quarter | Fiscal 2003 Second Quarter | Fiscal 2003 First Quarter | Fiscal 2002 Fourth Quarter | Fiscal 2002 Third Quarter | Fiscal 2002 Second Quarter | Fiscal 2002 First Quarter |
|---|---|---|---|---|---|---|---|---|
| Net revenues | $ 4,582 | $ 4,597 | $ 4,530 | $ 4,900 | $ 4,921 | $ 4,734 | $ 5,154 | $ 5,509 |
| Operating expenses[(1)] | 5,505 | 5,470 | 5,636 | 5,562 | 5,846 | 6,011 | 6,676 | 6,437 |
| Loss from operations | (923) | (873) | (1,106) | (662) | (925) | (1,277) | (1,522) | (928) |
| Investment income | 13 | 21 | 6 | 18 | 11 | 18 | 31 | 48 |
| Loss before income taxes | (910) | (852) | (1,100) | (644) | (914) | (1,259) | (1,491) | (880) |
| Provision (credit) for income taxes[(2)] | — | — | — | — | 45 | (475) | (570) | (330) |
| Net loss | $ (910) | $ (852) | $(1,100) | $ (644) | $ (959) | $ (784) | $ (921) | $ (550) |
| Net loss per share | $ (.18) | $ (.17) | $ (.21) | $ (.13) | $ (.19) | $ (.15) | $ (.18) | $ (.11) |
| **Market price per share** | | | | | | | | |
| High | .90 | .82 | .74 | .69 | 1.29 | 1.99 | 1.79 | 1.70 |
| Low | .61 | .46 | .44 | .41 | .62 | 1.20 | 1.20 | 1.04 |

(1) Operating expenses include provisions for office closings and asset impairment losses totaling $410,000 in the 2003 fourth quarter, $178,000 in the 2003 third quarter, $37,000 in the 2003 second quarter, $148,000 in the 2002 fourth quarter and $253,000 in the 2002 second quarter.

(2) There were no credits for income taxes as a result of the pretax losses in fiscal 2003, because the losses must be carried forward for income tax purposes and there was not sufficient assurance that a future tax benefit would be realized. The provision (credit) for income taxes for the 2002 fourth quarter includes a deferred tax valuation allowance of $386,000.

The Company's common stock is traded on the American Stock Exchange under the trading symbol JOB. There were 809 holders of record on October 31, 2003. The Company has declared no cash dividends on its common stock during the last two fiscal years, and there are no intentions to do so in the foreseeable future.

## Selected Financial Data

| (Dollars In Thousands, Except Per Share) | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|---|
| | | | | | Year Ended September 30 | |
| **Operating Results** | | | | | | |
| Placement service revenues | $ 5,488 | $ 6,591 | $16,217 | $23,720 | $22,702 | $25,129 |
| Contract service revenues | 13,121 | 13,727 | 14,818 | 16,082 | 16,851 | 11,605 |
| Total revenues | 18,609 | 20,318 | 31,035 | 39,802 | 39,553 | 36,734 |
| Cost of contract services | 9,068 | 9,082 | 9,659 | 10,520 | 10,843 | 7,484 |
| Selling expenses | 3,710 | 4,584 | 9,918 | 14,045 | 13,859 | 15,318 |
| General and administrative expenses | 9,395 | 11,304 | 13,675 | 11,660 | 10,282 | 9,222 |
| Total operating expenses | 22,173 | 24,970 | 33,252 | 36,225 | 34,984 | 32,024 |
| Income (loss) from operations | (3,564) | (4,652) | (2,217) | 3,577 | 4,569 | 4,710 |
| Investment income | 58 | 108 | 531 | 645 | 496 | 440 |
| Income (loss) before income taxes | (3,506) | (4,544) | (1,686) | 4,222 | 5,065 | 5,150 |
| Provision (credit) for income taxes | — | (1,330) | (620) | 1,690 | 2,040 | 2,060 |
| Net income (loss) | $ (3,506) | $ (3,214) | $(1,066) | $ 2,532 | $ 3,025 | $ 3,090 |
| **Per Share Data** | | | | | | |
| Net income (loss) per share | | | | | | |
| Basic | $ (.68) | $ (.63) | $ (.21) | $ .50 | $ .59 | $ .61 |
| Diluted | (.68) | (.63) | (.21) | .49 | .59 | .58 |
| Cash dividends declared per share | — | — | — | .30 | .04 | .04 |
| Book value per share | 1.27 | 1.95 | 2.57 | 2.78 | 2.58 | 2.03 |
| Closing market price per share | 0.85 | 0.72 | 1.47 | 3.38 | 3.80 | 5.53 |
| Average number of shares (thousands) | | | | | | |
| Basic | 5,121 | 5,116 | 5,087 | 5,087 | 5,087 | 5,080 |
| Diluted | 5,121 | 5,116 | 5,087 | 5,117 | 5,122 | 5,316 |
| **Balance Sheet Data** | | | | | | |
| Net working capital | $ 4,333 | $ 7,038 | $ 9,444 | $11,300 | $11,391 | $ 9,261 |
| Long-term obligations | — | — | — | — | 484 | 460 |
| Shareholders' equity | 6,524 | 9,989 | 13,077 | 14,143 | 13,137 | 10,335 |
| Total assets | 8,691 | 11,933 | 15,679 | 19,979 | 18,085 | 15,632 |
| **Ratio Analysis** | | | | | | |
| Current ratio | 3.0 | 4.6 | 4.6 | 2.9 | 3.6 | 2.9 |
| Profit margins | | | | | | |
| Gross profit on contract services | 30.9% | 33.8% | 34.8% | 34.6% | 35.7% | 35.5% |
| Income (loss) from operations | (19.2) | (22.9) | (7.1) | 9.0 | 11.6 | 12.8 |
| Net income (loss) | (18.8) | (15.8) | (3.4) | 6.4 | 7.6 | 8.4 |
| Rate of return on average equity | (42.5) | (27.9) | (7.8) | 18.6 | 25.8 | 35.3 |
| Shareholders' equity to total assets | 75.1 | 83.7 | 83.4 | 70.8 | 72.6 | 66.1 |
| **Offices and Employees at End of Year** | | | | | | |
| Number of offices | 22 | 32 | 37 | 42 | 42 | 47 |
| Number of employees | 340 | 310 | 430 | 490 | 540 | 475 |

## Corporate Data

### Board of Directors

**Herbert F. Imhoff, Jr.**
Chairman of the Board and Chief Executive Officer
President and Chief Operating Officer
General Employment Enterprises, Inc.
*Executive Committee Chairman*

**Kent M. Yauch**
Vice President, Chief Financial Officer and Treasurer
General Employment Enterprises, Inc.

**Sheldon Brottman**
An attorney and real estate developer
President of S.C.B. Development
*Compensation and Stock Option Committee Chairman*

**Delain G. Danehey**
Retired partner of the auditing firm of
Ernst & Young LLP
*Audit Committee Chairman*

**Dennis W. Baker**
Treasurer of CF Industries, Inc.

**Joseph F. Lizzadro**
Chairman Emeritus of L&H Company, Inc.

### Corporate Officers

**Herbert F. Imhoff, Jr.**
Chairman of the Board and
Chief Executive Officer
President and Chief Operating Officer

**Kent M. Yauch**
Vice President, Chief Financial Officer and
Treasurer

**Marilyn L. White**
Vice President

**Nancy C. Frohnmaier**
Vice President and Corporate Secretary

**Doris A. Bernar**
Assistant Corporate Secretary

**Jan V. Prieto-McCarthy**
Assistant Treasurer

### Independent Auditors

Ernst & Young LLP
Chicago, IL

### Counsel

Herbert F. Imhoff, Jr.
General Counsel

### Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Phone: (212) 509-4000
Website: www.continentalstock.com

### Stock Listing

American Stock Exchange (AMEX)
Trading symbol: **JOB**

### Note to Shareholders

Quarterly earnings releases and financial statements can be obtained by contacting:

Investor Relations Department
General Employment Enterprises, Inc.
One Tower Lane – Suite 2100
Oakbrook Terrace, IL 60181
Phone: (630) 954-0400
E-mail: invest@genp.com
Website: www.generalemployment.com

General Employment Enterprises, Inc.
One Tower Lane, Suite 2100, Oakbrook Terrace, IL 60181
630.954.0400 www.generalemployment.com
American Stock Exchange Symbol: JOB
invest@genp.com